UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held September 23, 2010

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 23, 2010, beginning at 4:30 p.m. At the meeting, you will be asked to vote on the following matters:

1.	To re-elect four directors to the Board of Directors for a three-year period;

2.	To ratify the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm; and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 12, 2010, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about August 23, 2010. You may examine a list of the shareholders of record as of the close of business on August 12, 2010 for any purpose germane to the meeting subsequent to September 7, 2006 at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada
             August 12, 2010

ZIM CORPORATION
MANAGEMENT PROXY CIRCULAR
GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (Common Shares), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 23, 2010 at 4:30 p.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof.  The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of Raymond Chabot Grant Thornton LLP as the Company’s independent auditors and FOR election of four directors to the Board of Directors for a three-year period.  At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about August 23, 2010. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q:  WHY AM I RECEIVING THESE MATERIALS?

A:  The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 23, 2010. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q:  WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A:  There are two items of business scheduled to be voted on at the Annual Meeting: (1) the re-election of four directors to the Board of Directors for a three-year period, and (2) the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q:  HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A:  The Board of Directors recommends that you vote your shares “FOR” the re-election of the directors and “FOR” the ratification of the appointment of the independent auditors.

Q:  WHAT SHARES CAN I VOTE?

A:  You may vote all shares owned by you as of the close of business on August 12, 2010, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

Q:  WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A:  Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

Q:  HOW CAN I ATTEND THE ANNUAL MEETING?

A:  You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 12, 2010, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 4:30 p.m. (local Ottawa time). Check-in will begin at 4:00 p.m., and you should allow ample time for the check-in procedures.

Q:  HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A:  Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q:  HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A:  Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting.   Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

Q:  CAN I CHANGE MY VOTE?

A:  You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to Dr. Michael Cowpland, President and Chief Executive Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q:  WHO CAN ANSWER MY QUESTIONS?

A:  If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact Valerie Lafleur at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 727-1397, extension 182.

A copy of our Annual Report on Form 20-F for the year ended March 31, 2010 was included with this proxy statement. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact Valerie Lafleur as described above.

Q:  HOW ARE VOTES COUNTED?

A:  You may vote “FOR” the re-election of the directors and “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”.  If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions).  If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q:  WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A:  Applicable law requires a quorum to conduct business at the meeting.  The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 12, 2010 constitutes a quorum.

Q:  HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A:  125,460,867 Common Shares were issued and outstanding on August 12, 2010, the Record Date.  Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting.  Each holder is entitled to one vote in respect of each Common Share held.

Q:  WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A:  Each proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

Q:  WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:  You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q:  WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q:  WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A:  We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2010, which we anticipate filing by November 19, 2010.

Q:  WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A:  Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q:  WHO WILL COUNT THE VOTES?

A:  An inspector or inspectors of election will tabulate the votes.  We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

Q:  IS MY VOTE CONFIDENTIAL?

A:  Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

Q:  WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A:  The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q:  MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A:  You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2011 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 17, 2011. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 7, 2011. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q:  WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A:  The Company expects that the Company’s registered public accounting firm will be represented by Paul Sibue from Raymond Chabot Grant Thornton LLP. In addition, the Company expects that Debbie Weinstein and Michael Dunleavy from our Canadian legal counsel, LaBarge Weinstein Professional Corporation, will also be available.

PROPOSAL ONE
ELECTION OF DIRECTORS

At the Annual Meeting and in accordance with the Canada Business Corporations Act, shareholders will be asked to approve the election of directors, as a group, for a three-year term, by resolution, which requires that a majority of the votes cast at the Annual Meeting, be voted "FOR" the resolution for the election of nominees as a group.

The term of office of each of the current directors is due to expire immediately prior to the election of directors at the Annual Meeting. It is proposed that the nominees set out below be reelected as directors of the Company, each to serve for a term of three years or until their successors are elected.

In connection with its nomination of the candidates for director, the Board of Directors considered a number of factors, including the qualifications, experience and background of all the nominees, as further discussed under “Corporate Governance / Director Nominations” below.

THE NOMINEES

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION TO THE BOARD OF EACH OF THE FOLLOWING NOMINEES:

Name	Age	Position	Director Since	Present Principal Occupation or Employment	Number of Common Shares Held (3)
Dr. Michael Cowpland	67	President, Chief Executive Officer and Director	June 1, 2003	President and Chief Executive Officer of ZIM Corporation and subsidiaries	79,675,041
James Stechyson(1)	45	Chairman	June 1, 2003	Chairman of the Board of ZIM Corporation	22,940,000
Steven Houck(1)(2)	40	Director	June 1, 2003	Chief Executive Officer of GRIDTREE Inc.	510,000
Donald Gibbs(2)	64	Director	July 9, 2003	Consultant and Board member of AirIQ	510,000

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Number of Common Shares known to the Company to be beneficially owned or over which control or direction was exercised on the Record Date

It is the intention of the persons named in the accompanying form of proxy to vote all Common Shares represented by such proxy for the election of Dr. Michael Cowpland, James Stechyson, Steven Houck, and Donald Gibbs, each to serve as a director for three years.  All the nominees have consented to being named in this management proxy circular and to serve as a director if elected. At the time of the Annual Meeting, if any of the nominees named above is not available to serve as director (an event which Management does not presently have any reason to anticipate), all the proxies will be voted for such other person or persons, if any, as Management may designate. Management believes it is in the best interests of the Company to elect the above-described slate.

Information about the Nominees

Set forth below are the principal occupation of the nominees, the business experience of each for at least the past five years and certain other information relating to the nominees.

We expect that our directors will continue to devote a portion of their time and energy to the affairs of the Company.

Michael Cowpland

Michael Cowpland has served as our President, Chief Executive Officer and Director since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1995 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

James Stechyson

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed to the position of Chairman in May 2001.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada.  From 1990 to September 2002, he was the Founder and President of OM Video, Inc., a hardware sales and systems integrator of professional video and presentation technology based in Ottawa, Canada. OM Video was acquired by ClearOne Communications in 2002.

Steven Houck

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Executive Officer of GRIDTREE Inc. a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions.  During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

Donald R Gibbs

Donald R Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is a consultant and presently serves on the Board of AirIQ. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc.  Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc.  From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc.  He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc.  Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

The Audit Committee's functions include evaluating and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined by Item 407(d)(5) of Regulation S-K, and he is “independent” under the NASDAQ Listing Rules.  Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2010 of which all members attended.

Compensation Committee

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters.  The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck.  The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2010.

CORPORATE GOVERNANCE

The Company operates within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company regularly monitors developments in the area of corporate governance. In July 2002, the United States Congress passed the Sarbanes-Oxley Act of 2002 which, among other things, establishes, or provides the basis for, a number of corporate governance standards and disclosure requirements. The Board of Directors has initiated numerous actions consistent with these new requirements and standards and will continue to monitor developments in this area.

Independent Directors

A majority of the members of the Company's Board of Directors are independent as determined under NASDAQ Listing Rules.

Meetings of the Board of Directors and Shareholders

The Board of Directors met four times during fiscal 2010. Quorum was present at each meeting.

Audit Committee

●
All Audit Committee members are independent under Rule 4200(a)(14) of the NASDAQ Market Place Rules. Our Board of Directors has determined that Mr. Gibbs qualifies as an "Audit Committee Financial Expert" as that term is used in applicable SEC rules.

●	The Audit Committee operates under a formal charter that governs its duties and conduct.

●	Raymond Chabot Grant Thornton LLP, the Company's registered public accounting firm, reports directly to the Audit Committee.

●
The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of officers' certifications with the United States Securities and Exchange Commission (SEC) to receive information concerning, among other things, the effectiveness of the design and operation of internal controls.

●	The Audit Committee has adopted a Non-Retaliation Policy and Procedure to enable confidential and anonymous reporting to the Audit Committee.

Compensation Committee

●	All members of the Compensation Committee are independent.

●	The Compensation Committee operates under a formal charter that governs its duties and standards of performance.

Director Nominations

The Company’s Board of Directors does not have a Nominating Committee.  Since there are only four directors, three of whom are independent and the fourth is the majority shareholder, the Board believes that a separate committee would not be appropriate.  Instead, the Board as a whole considers candidates to recommend to the shareholders.  The Board does not have a specific charter regarding director nominations.

The Board will evaluate any candidate recommended for nomination as a director, whether proposed by a shareholder or identified through the Board's own search processes, about whom it is provided appropriate information. In evaluating a candidate, the Board must, at a minimum, determine that the candidate is capable of discharging his or her fiduciary duties to the Company’s shareholders. The Board will consider criteria such as the following:

(a)   the candidate’s skills, experience and other characteristics relative to the Company’s particular needs at the time;

(b)  the candidate's current level of, and on-going commitment to, education regarding the responsibilities of a member of a Board of Directors;

(c)   the adequacy of such candidate or Board member's time available to commit to responsibilities as a member of the Board;

(d)   the existence of any financial relationship with the Company other than that arising as an employee, Board member and/or stockholder of the Company.

The Board will consider director candidates recommended by shareholders if the name and qualifications of candidates are timely presented to the Board, submitted to the attention of the President at the Company’s main office.

Communications to the Board

Shareholders may communicate with the Company’s Board of Directors by mailing a communication to the entire Board or to one or more individual directors, in care of the Corporate Secretary at the Company’s address above.  All communications from shareholders to Board members (other than communications soliciting the purchase of products and services) will be promptly relayed to the Board members to whom the communication is addressed.

Code of Ethics

●	The Company has adopted a Code of Ethics for its principal executive officer and its senior financial officers, violations of which must be reported to the Audit Committee.

Code of Business Conduct

●
The Company has adopted a Code of Business Conduct that includes provisions ranging from restrictions on gifts to conflicts of interest. All employees are required to affirm in writing their acceptance of the Code.

Disclosure Committee

●
The Company has formed a Disclosure Committee, comprised of senior management, including senior financial personnel, to formalize processes to ensure accurate and timely disclosure in the Company’s periodic reports filed with the SEC and to implement certain disclosure controls and procedures.

Personal Loans to Executive Officers and Directors

●
The Company complies with the provisions of the Sarbanes Oxley Act of 2002 outlawing extensions of credit in the form of a personal loan to or for its directors and executive officers.   There are currently no loans to the directors or executive officers of ZIM.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $21,577 and the total amount of insurance purchased for the directors and officers as a group is approximately $984,446

LIMITS ON LIABILITY AND INDEMNIFICATION

The Company's by-laws eliminate the personal liability of its directors to the Company and its shareholders for monetary damages for breach of their fiduciary duties in certain circumstances. The by-laws further provide that the Company will indemnify its officers and directors to the fullest extent permitted by law. The Company believes that such indemnification covers at least negligence and gross negligence on the part of the indemnified parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 12, 2010, the number and percentage of outstanding Common Shares owned by each person owning more than 5% of the Common Shares, each officer and director and all officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Common Shares subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 12, 2010 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percentage of shares beneficially owned is based on the aggregate of 125,460,867 Common Shares outstanding as of August 12, 2010, together with applicable options for such shareholder or group.

Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares owned, subject to community property laws.

			Common shares
Name	Address	Title	Number		Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario, Canada	President and CEO	79,675,041	(1)	58.8%

James Stechyson	5597 Goddard Street Manotick, Ontario, Canada	Director	22,940,000	(2)	17.3%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA, United States	N/A	10,000,000	(3)	8.0%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario, Canada	Chief Financial Officer	3,900,940	(4)	3.0%

Steven Houck	6600 NW 12th Avenue, Unit 203 Fort Lauderdale, FL, United States, 33309	Director	510,000	(5)	0.4%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	510,000	(6)	0.4%

All directors and executive officers as a group (5 persons) hold 107,535,981 Common Shares, which totals 72.7% of ownership.

(1)
The beneficial ownership of Michael Cowpland consists of 56,357,468 Common Shares owned directly by Dr. Cowpland and 10,005,050 Common Shares under stock options, which are currently exercisable or are exercisable within 60 days of August 12, 2010.  In addition, Dr. Cowpland’s ownership includes 4,518,728 Common Shares owned by Dr. Cowpland's spouse and 8,793,795 Common Shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the Common Shares held by his wife and the company controlled by his wife.

(2)
The beneficial ownership of James Stechyson consists of 15,450,000 Common Shares. 450,000 Common Shares are owned directly by Mr. Stechyson and 15,000,000 are owned by Trigen Holdings Incorporated, a company controlled by Mr. Stechyson. 7,490,000 Common Shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of August 12, 2010.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 Common Shares owned directly.

(4)
The beneficial ownership of John Chapman consists of 3,900,940 Common Shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of August 12, 2010. The options attributed to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)
The beneficial ownership of Steven Houck consists of 510,000 Common Shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of August 12, 2010.

(6)
The beneficial ownership of Donald Gibbs consists of 510,000 Common Shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of August 12, 2010.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Company, beneficially own, directly or indirectly, or exercise control or direction over outstanding shares carrying more than ten percent (10%) of the votes attached to the Common Shares, the approximate number of Common Shares so owned, controlled or directed by each such person, and the percentage of voting Common Shares represented by the number of shares so owned, controlled or directed.  The share numbers and percentages in the table are based on the 125,460,867 Common Shares outstanding as of August 12, 2010 and do not include shares subject to stock options or warrants.

Name of Shareholder	Class of Share	Amount	% of Voting Shares
Michael Cowpland (1)	Common	56,357,468	44.9%
James Stechyson	Common	15,450,000	12.3%
Marlen Cowpland (2)	Common	13,312,523	10.6%
Advanced Telecom Services	Common	10,000,000	8.0%

(1) Dr. Cowpland disclaims beneficial ownership of all shares held by his wife, and the company controlled by his wife.

(2) Shares shown in the table are held by Marlen Cowpland directly or indirectly through a holding company controlled by her.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

Raymond Chabot Grant Thornton LLP (“RCGT”) was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended May 31, 2003, and has audited the Company’s financial statements since that time. The Audit Committee of our Board of Directors believes that RCGT is well qualified to continue and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2011.

Audit Fees and All Other Fees

During the most recent two fiscal years, we incurred audit, audit related, tax and other fees with RCGT as follows:

	Year ended March 31, 2010	Year ended March 31, 2009
Audit fees	73,029	84,597
Audit-related fees(1)	5,971	0
Tax fees(2)	9,645	9,264
All other fees	0	0
Total	88,645	93,861

(1) Consisting principally of fees for services related to SEC regulatory filings.
(2) Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of certain tax and other non-audit related services by RCGT, after RCGT provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of RCGT for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by RCGT of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of RCGT.  The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees where approved in advance.

The Company anticipates that representatives of RCGT will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint RCGT as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON LLP AS THE COMPANY’S AUDITORS FOR THE 2011 FISCAL YEAR.

* * * * *

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Michael Cowpland
President and Chief Executive Officer
Dated: August 12, 2010